FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2615
[redacted]

TELEPHONE: 202/662-0200
FACSIMILE: 202/662-4643

INTERNET ADDRESS:
MMOONEY@FULBRIGHT.COM

DIRECT DIAL NUMBER:
202/662-4678

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
HONG KONG
MUNICH

03003788

February 11, 2003

VIA MESSENGER DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Sasol Limited
File No. 82-631

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Sasol Limited, the following document:

> Form CM15: Return of allotment of shares for the period December 9, 2002 to December 20, 2002.

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the waiting messenger. Please call me at (202) 662-4678 should you have any questions.

Sincerely,

Marilyn Mooney

Enclosure

cc: Steven B. Pfeiffer

45280696.1

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

RECD S.E.C.
FEB 11 2003
1086

Name of company SASOL LIMITED

1. Date of allotment of shares 9 December 2002 – 20 December 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 7 January 2003

Name of company SASOL LIMITED

Postal address P O Box 5486
JOHANNESBURG 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
668 185 825	Ordinary	2.59	2 776 125 578				
Total: 668185825		Total	2 776 125 578	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2 776 125 578,00

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital R 2 776 125 578,00

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
50 200	Ordinary	42,57	2 104 845					
Total: 50200		Total	2 104 845	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
668 185 825	Ordinary	4,15	2 776 125 578
50 200	Ordinary	42,57	2 104 845
668 236 025		Total	2 778 230 423

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital		
Stated capital		R 2 778 230 423,00
Premium account		
Total issued capital		R 2 778 230 423,00

Certified correct.

Date 7/1/2003 Signature [signature]

MANAGER, COMPANY SECRETARIAL SERVICES

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nei expenses with the allotment of these 50 200 shares.*

9 DECEMBER 2002 TO 20 DECEMBER 2002

DATE	NUMBER OF SHARES ISSUED	PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
Balance B/F 6/12/02	17 513 000		2 776 125 578,00	668 185 825,00
09/12/02	600	29,75	17 850,00	668 186 425,00
09/12/02	1 400	25,20	35 280,00	668 187 825,00
10/12/02	1 900	25,10	47 690,00	668 189 725,00
10/12/02	1 100	54,00	59 400,00	668 190 825,00
10/12/02	1 800	54,75	98 550,00	668 192 625,00
11/12/02	500	45,20	22 600,00	668 193 125,00
11/12/02	400	54,00	21 600,00	668 193 525,00
12/12/02	3 000	51,80	155 400,00	668 196 525,00
12/12/02	5 000	23,10	115 500,00	668 201 525,00
12/12/02	1 000	28,10	28 100,00	668 202 525,00
13/12/02	600	54,00	32 400,00	668 203 125,00
13/12/02	2 900	78,70	228 230,00	668 206 025,00
13/12/02	2 500	54,00	135 000,00	668 208 525,00
20/12/02	1 000	23,10	23 100,00	668 209 525,00
20/12/02	4 800	25,10	120 480,00	668 214 325,00
20/12/02	1 000	25,20	25 200,00	668 215 325,00
20/12/02	4 000	28,10	112 400,00	668 219 325,00
20/12/02	4 300	38,05	163 615,00	668 223 625,00
20/12/02	600	40,40	24 240,00	668 224 225,00
20/12/02	700	42,30	29 610,00	668 224 925,00
20/12/02	900	53,80	48 420,00	668 225 825,00
20/12/02	6 800	54,00	367 200,00	668 232 625,00
20/12/02	2 800	56,60	158 480,00	668 235 425,00
20/12/02	600	57,50	34 500,00	668 236 025,00
Sub Total	50 200	1 021,85	**2 104 845,00**	
Total	17 563 200	42,57	**2 778 230 423,00**	**668 236 025,00**

Receipt of Share Sale Schedule
Date: 9/12/02
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

9 DECEMBER 2002

ELECTRONIC ISSUE OF SHARES

B 7 / 2002

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
D133	BABEN, GEORGE	PO BOX 951, SECUNDA, 2302	600	29.75	17850.00	44.65	27-Feb-95
TOTAL - R29.75			600		17850.00	44.65	
GRAND TOTAL			600		17850.00	44.65	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 9/12/02
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

9 DECEMBER 2002

TRADING OF SHARES F 28 / 2002

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	Price
1441	WILLIAMS LARRY JAMES	SPI	1400	25.20	35280.00	88.20	31-Aug-98	97 60
TOTAL - R25.20			1400		35,280.00	88.20		
GRAND TOTAL			1400		35,280.00	88.20		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 10/12/02
Time: 14:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

10 DECEMBER 2002

ELECTRONIC ISSUE OF SHARES

B 8 / 2002

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
00092301	DU PLESSIS, GERT HENDRIK	PO BOX 10036, SECUNDA, 2302	900	25.10	22590.00	56.50	28-Sep-98
00000115	KRUGER, CHRISTIAAN JOHANNES	LEBOMBOLAAN 45, VAALPARK, 9573	1000	25.10	25100.00	62.75	28-Sep-98
TOTAL - R25.10			1900		47690.00	119.25	
00000115	KRUGER, CHRISTIAAN JOHANNES	LEBOMBOLAAN 45, VAALPARK, 9573	1100	54.00	59400.00	148.50	30-Aug-00
TOTAL - R54.00			1100		59400.00	148.50	
GRAND TOTAL			3000		107090.00	267.75	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 10/12/02
Time: 14:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

10 DECEMBER 2002

TRADING OF SHARES F 29 / 2002

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	Price
8592	VILJOEN, FRANCOIS	MERISOL	1800	54.75	98550.00	246.40	28-Oct-96	95 40/10
TOTAL - R54.75			1800		98,550.00	246.40		
GRAND TOTAL			1800		98,550.00	246.40		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 11/12/2002
Time: 12h00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

11 DECEMBER 2002

TRADING OF SHARES F 30 / 2002

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	Price
1607	VON BERG, GARY FRANK	SCI	500	45 20	22600.00	56.50	10-May-00	95 70
TOTAL - R45.20			500		22,600.00	56.50		
950991	MKHASIBE, ZWELAKHE LAWRENCE	SASOL OIL	400	54.00	21600.00	54.00	30-Aug-00	95 50
TOTAL - R54.00			400		21,600.00	54.00		
GRAND TOTAL			900		44,200.00	110.50		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 12/12/02
Time: 14:25
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

12 DECEMBER 2002

ELECTRONIC ISSUE OF SHARES B 9 / 2002

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
U084	TINCUL, IOAN	PO BOX 1128, SASOLBURG, 1947	3000	51.80	155400.00	388.50	28-Sep-00
TOTAL - R51.80			3000		155400.00	388.50	
GRAND TOTAL			3000		155400.00	388.50	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 12/12/02
Time: 14:25
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

12 DECEMBER 2002

TRADING OF SHARES F 31 / 2002

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	Price
00100990	MATTHEE, STEPHANUS PIETER	SASOL SYNFUELS	5000	23.10	115500.00	288.75	30-Nov-98	95.60
TOTAL - R23.10			5000		115,500.00	288.75		
U654	OLIVIER, CORNELIS HERMANUS	SASTECH, SASOLBURG	1000	28.10	28100.00	70.25	26-Oct-98	55.70
TOTAL - R28.10			1000		28,100.00	70.25		
GRAND TOTAL			6000		143,600.00	359.00		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

13 DECEMBER 2002

Receipt of Share Sale Schedule
Date: 17/12/02
Time: 8:00
Signature: [signature]

TRADING OF SHARES — F 32 / 2002

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	Price
8012	MARAIS, ARNO PETER	SCI	600	23.10	13860.00	34.65	30-Nov-98	96.70
TOTAL - R23.10			600		13,860.00	[illegible]		
0885	NEL, JOHAN	INTERNATIONAL	900	25.10	22590.00	56.50	28-Sep-98	93.75
950541	SCHALKWYK, CORRIE P	SASOL OIL	500	25.10	12550.00	31.40	28-Sep-98	96.70
00100565	RUTHVEN, WJM	SASOL SYNFUELS	100	25.10	2510.00	6.30	28-Sep-98	95.90
00207181	DU PREEZ, JAN JOHAN	SASOL MINING	1000	25.10	25100.00	62.75	28-Sep-98	95.90
9068	VENTER, JAN HENDRIK	SASOL CARBOTAR	400	25.10	10040.00	25.10	28-Sep-98	93.00
TOTAL - R25.10			2900		72,790.00	182.05		
00017962	BEHRENS, NORBERT	SASOL POLYMERS	2500	53.80	134500.00	336.25	27-Nov-00	92.28
TOTAL - R53.80			2500		134,500.00	336.25		
GRAND TOTAL			**6000**		**221,150.00**	**552.95**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

20 DECEMBER 2002

Receipt of Share Sale Schedule
Date: 20/12/02
Time: 13h25
Signature: [signature]

TRADING OF SHARES F 33 / 2002

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	Price
8053	PEREIRA, PAULO JORGE	SCI	1000	23.10	23100.00	57.75	30-Nov-98	103.60
TOTAL - R23.10			1000		23,100.00	57.75		
00207463	JORDAAN, JEAN PIERRE	SASOL MINING	1000	25.10	25100.00	62.75	28-Sep-98	105.80
7330	CARSTENS, WILLEM	SCI	500	25.10	12550.00	31.40	28-Sep-98	106.00
00092245	SAAYMAN, JOHANNES THEODORUS	SASTECH, SECUNDA	900	25.10	22590.00	56.50	28-Sep-98	104.00
950649	ROETS, PETRUS N J	SASOL OIL	1000	25.10	25100.00	62.75	[illegible]	[illegible]
A966	DE KLERK, ABRAHAM	SASOL LIMITED - EXE	[illegible]	25.10	25100.00	62.75	28-Sep-98	103.50
[illegible]	[illegible], DESMOND GUSTAV	SASOL OIL	400	25.10	10040.00	25.10	28-Sep-98	104.35
TOTAL - R25.10			4800		120,480.00	301.25		
00101522	KORNELIUS, GERRIE	SASOL SYNFUELS	1000	25.20	25200.00	63.00	31-Aug-98	104.50
TOTAL - R25.20			1000		25,200.00	63.00		
9183	BOTHA, KEVIN ANDREW	INTERNATIONAL	3500	28.10	98350.00	245.90	26-Oct-98	105.80
U936	LIEBENBERG, JOHANNES JACOBUS	SASTECH, ROSEBANK	500	28.10	14050.00	35.15	26-Oct-98	105.00
TOTAL - R28.10			4000		112,400.00	281.05		
00162388	LEWIS, JONATHAN	SASOL POLYMERS	1000	38.05	38050.00	95.15	20-Apr-00	104.00
0285	NAUDE, FRANCOIS P	SCI	500	38.05	19025.00	47.60	20-Apr-00	103.70
00061392	DE BOER, WARMOLT	SASOL POLYMERS	2800	38.05	106540.00	266.35	20-Apr-00	103.75
TOTAL - R38.05			4300		163,615.00	409.10		
00061392	DE BOER, WARMOLT	SASOL POLYMERS	600	40.40	24240.00	60.60	28-Feb-00	103.70
TOTAL - R40.40			600		24,240.00	60.60		

9183	BOTHA, KEVIN ANDREW	INTERNATIONAL	700	42.30	29610.00	74.05	29-Oct-99	105.75
TOTAL - R42.30			700		29,610.00	74.05		
951110	ALGRA, ALEX PETER	SASOL OIL	900	53.80	48420.00	121.05	27-Nov-00	103.80
TOTAL - R53.80			900		48,420.00	121.05		
U957	GALLOP, JENNIFER LYNNE	SASTECH, ROSEBANK	1200	54.00	64800.00	162.00	30-Aug-00	105.80
00100988	BUYS, FREDERIK ANTONIE	SASOL SYNFUELS	300	54.00	16200.00	40.50	30-Aug-00	105.80
9183	BOTHA, KEVIN ANDREW	INTERNATIONAL	900	54.00	48600.00	121.50	30-Aug-00	105.75
00092245	SAAYMAN, JOHANNES THEODORUS	SASTECH, SECUNDA	1100	54.00	59400.00	148.50	30-Aug-00	104.00
00207182	JOYCE, MICHAEL EDWARD	SASOL MINING	1100	54.00	59400.00	148.50	30-Aug-00	103.50
950649	ROETS, PETRUS N J	SASOL OIL	1100	54.00	59400.00	148.50	30-Aug-00	103.50
00000015	PRETORIUS, JACOBUS C	NATREF	1100	54.00	59400.00	148.50	30-Aug-00	104.50
TOTAL - R54.00			6800		367,200.00	918.00		
850108	GORONYANE, [illegible]	SASOL OLEFINS	2800	56.60	158480.00	396.20	27-Oct-00	103.50
TOTAL - R56.60			2800		158,480.00	396.20		
950649	ROETS, PETRUS N J	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	103.60
TOTAL - R57.50			600		34,500.00	86.25		
GRAND TOTAL			**27500**		**1,107,245.00**	**2,768.30**		

APPROVED BY SHARE TRUST ADMINISTRATOR ________ pp [signature]